                                 EXHIBIT 20.1

    PLAINS
 RESOURCES                                                        NEWS RELEASE
-------------------------------------------------------------------------------

CONTACT:  PHILLIP D. KRAMER
          VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
          (713) 654-1414

FOR IMMEDIATE RELEASE

                        PLAINS RESOURCES REPORTS RECORD
                      RESULTS FOR 1995 AND FOURTH QUARTER

  (Houston-February 22, 1996) Plains Resources (AMEX:PLX) today announced net income of $2.7 million for 1995, or $.16 per share, up more than 350% over net income of $571,000, or $.04 per share for 1994. Total revenue for 1995 was $404 million as compared to $257 million in 1994. The company reported cash flow from operations (net income plus non-cash expenses) of $19.7 million, an increase of 17% over the $16.9 million reported in 1994. Earnings before interest, taxes, depreciation and amortization totaled approximately $33.3 million in the current year period, a 13% increase over the $29.5 million reported in the prior year.

  Oil and gas production volumes totaled 4.84 million barrels of oil equivalent in 1995, a 9% increase over 1994's level of 4.43 million barrels. The company's average wellhead price per barrel of oil equivalent increased to $13.24 per barrel in 1995 as compared to $12.92 per barrel in 1994. Excluding the fourth quarter acquisition of Marathon's Illinois Basin Properties, unit production expenses decreased 3% to $5.97 per barrel of oil equivalent versus $6.15 per barrel of oil equivalent in 1994. Unit production expenses approximated $6.25 per barrel including the fourth quarter effects of the higher cost Illinois Basin production. Unit general and administrative expenses decreased 5% to $.99 per barrel of oil equivalent versus $1.04 per barrel reported in 1994. Such unit costs exclude general and administrative expenses associated with the company's downstream activities.

  Unit gross profit (wellhead price less production expenses and upstream G&A expenses) increased for the third consecutive year. Unit gross profit totaled $6.00 per barrel of oil equivalent ($1.00 per Mcfe) in 1995 as compared to $5.73 per BOE ($.96 per Mcfe) in 1994. Unit gross profit was $5.53 per BOE ($.92 per Mcfe) in 1993 and $4.77 per BOE ($.80 per Mcfe) in 1992.


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  The company's downstream segment reported aggregate gross profit from base level marketing, transportation and terminalling activities of $6.2 million, a 32% increase over the $4.7 million reported last year. Such amounts exclude contango-related activities. Gross profit from contango-related activities was $121,000 in 1995 versus $1.5 million in 1994.

  During 1995, the company replaced 813% of its production volumes, adding 39.3 million barrels of oil equivalent to its proved reserve base at an aggregate average cost of $2.14 per barrel of oil equivalent ($.36 per Mcfe). Independent engineers estimated the pretax future net revenue from the company's year-end 1995 proved oil and gas reserves at $713 million, a 71% increase over the $417 million reported last year. The pretax present value (discounted at 10%) of the company's proved oil and gas reserves increased 60% to $367 million at year-end 1995 versus $229 million at year-end 1994.

  For the fourth quarter of 1995, the company reported net income of $936,000, or $.06 per share versus net income of $790,000, or $.05 per share for the comparable 1994 quarter. In the current year quarter, the company reported cash flow from operations of $5.7 million, up 16% from the $5.0 million reported in the fourth quarter of 1994. EBITDA for the fourth quarter of 1995 totaled $9.3 million, a 15% increase over 1994's fourth quarter level of $8.0 million.
Total oil and gas production for the last quarter of 1995 was 1.35 million barrels of oil equivalent, a 17% increase as compared to the 1.16 million barrels reported in last year's period.

  Unit production expenses and unit G&A expenses were $6.74 per BOE and $.82 per BOE, respectively, for the 1995 fourth quarter period as compared to unit production expenses of $5.67 per BOE and $.80 per BOE in last year's period. Excluding the impact of the Illinois Basin properties acquisition, unit production expenses for the fourth quarter of 1995 were $5.70 per BOE.

  Excluding contango inventory transactions, downstream gross profit totaled $1.5 million for the three months ended December 31, 1995, a 21% increase over the $1.2 million for the same period of 1994. Gross profit from contango-related activities was $61,000 in the 1995 period versus $200,000 in 1994.

  "The 1995 results represent record levels for nearly every measure of operating performance including production, downstream gross profit, cash flow, EBITDA and net income," said Greg L. Armstrong, Plains' President and Chief Executive Officer. Armstrong noted that the company expects continued growth in production and related performance measurements to be fueled by the company's ongoing development and exploitation activities.

  "Our 1996 capital plan calls for the company to spend approximately $40 million on the exploitation and development of the company's three core properties in the LA Basin, the Sunniland Trend of South Florida and the recently acquired Illinois Basin properties. As a result, we are looking for significant increases in production, cash flow and EBITDA in 1996." Armstrong noted that the 1996 capital plan calls for significantly more drilling activity than conducted in prior years and that the company will continue its focus on cost reduction and cost control, both in the field and in the office.


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  "We are also looking forward to the first year of our strategic alliance and joint venture with 3DX Technologies. We are confident this alliance will result in improved results from our exploration effort, which will open up a new dimension of growth potential for Plains' shareholders," said Armstrong. The company estimated it will spend approximately $5 million on exploration activities during 1996.

  The company also announced that it intends to commence an offering of $125 million principal amount of ten year, senior subordinated notes in the near future. The company stated the offering will be conducted as a private placement pursuant to Rule 144A. The notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. If consummated, the proceeds from such offering will be used to redeem the company's existing 12% Senior Subordinated Notes at 106% of their $100 million principal amount, and the remaining proceeds will be applied to reduce a portion of the indebtedness incurred in connection with the company's recent acquisition of the Illinois Basin properties.

  Plains Resources is an independent energy company engaged in the exploration, acquisition, development and exploitation of crude oil and natural gas and the downstream activities of marketing, transportation, terminalling and storage of crude oil. The company is headquartered in Houston, Texas.





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Page 4

PLAINS RESOURCES INC. AND SUBSIDIARIES
FINANCIAL SUMMARY
================================================================================
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------
(in thousands, except per share data)

                                                       Three Months Ended            Year Ended
                                                          December 31,              December 31,
                                                    ------------------------   -----------------------
                                                        1995        1994           1995        1994
                                                    -----------  -----------   -----------  ----------
REVENUE
Oil and natural gas sales                             $ 18,466    $ 14,736      $ 64,080     $ 57,234
Marketing, transportation and storage                   93,194      57,879       339,826      199,239
Interest and other income                                   55          75           319          223
                                                      --------    --------      --------     --------
                                                       111,715      72,690       404,225      256,696
                                                      --------    --------      --------     --------
EXPENSES
Production expenses                                      9,096       6,554        30,256       27,220
Purchases, transportation and storage                   91,666      56,463       333,460      193,049
General and administrative                               1,688       1,630         7,215        6,966
Depreciation, depletion and amortization                 4,798       4,164        17,036       16,305
Interest expense                                         3,531       3,089        13,606       12,585
                                                      --------    --------      --------     --------
                                                       110,779      71,900       401,573      256,125
                                                      --------    --------      --------     --------
NET INCOME                                            $    936    $    790      $  2,652     $    571
                                                      ========    ========      ========     ========
Net income per common and common equivalent share     $   0.06    $   0.05(b)   $   0.16     $   0.04
                                                      ========    ========      ========     ========
Weighted average number of common and common
 equivalent shares                                      15,955      15,014(b)     15,981       11,625
                                                      ========    ========      ========     ========

CONDENSED CONSOLIDATED BALANCE SHEET DATA
-----------------------------------------
(in thousands)
                                                    December 31,  December 31,
                                                       1995           1994
                                                    ------------  ------------
ASSETS
Cash and cash items                                   $  6,129(a) $  2,791(a)
Other current assets                                    57,503      38,895
Property and equipment, net                            280,538     217,602
Other assets                                             7,876       7,616
                                                      --------    --------
                                                      $352,046    $266,904
                                                      ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                                   $ 68,381    $ 46,151
Bank debt                                               98,000      45,100
Subordinated debt                                      100,000     100,000
Other long-term debt                                     7,089       4,500
Other long-term liabilities                              1,547       3,754
                                                      --------    --------
                                                       275,017     199,505
Redeemable preferred stock                                   0      20,937
Stockholders' equity                                    77,029      46,462
                                                      --------    --------
                                                      $352,046    $266,904
                                                      ========    ========

(a) Includes restricted cash totaling $2.8 and $1.5 million as of December 31, 1995 and 1994, respectively.
(b) Assuming full dilution.

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Page 5

PLAINS RESOURCES INC. AND SUBSIDIARIES
FINANCIAL SUMMARY (continued)
================================================================================
FINANCIAL DATA
--------------
(in thousands, except per unit data) (unaudited)

                                                       Three Months Ended            Year Ended
                                                          December 31,              December 31,
                                                    ------------------------   -----------------------
                                                        1995        1994           1995        1994
                                                    -----------  -----------   -----------  ----------
Earnings before interest, taxes, depreciation,
 depletion and amortization ("EBITDA")                 $9,265       $8,043       $33,294      $29,461
                                                       ======       ======       =======      =======
Cash flow from operations (earnings before
 depreciation, depletion and amortization)             $5,734       $4,954       $19,688      $16,876
                                                       ======       ======       =======      =======
Downstream gross profit                                $1,528       $1,416       $ 6,366      $ 6,190
                                                       ======       ======       =======      =======
Downstream gross profit excluding contango
 market inventory transactions                         $1,467       $1,216       $ 6,245      $ 4,718
                                                       ======       ======       =======      =======

OPERATING DATA
--------------
(in thousands, except per unit data) (unaudited)
Average Daily Volumes
  Barrels of oil:                  LA Basin               7.9          7.4           7.6          7.3
                                   S. Florida             3.1          3.3           3.4          2.7
                                   Illinois Basin(a)      2.4          0.0           0.6          0.0
                                   Other                  0.2          0.4           0.4          0.5
                                                       ------       ------       -------       ------
                                   Total                 13.6         11.1          12.0         10.5
                                                       ======       ======       =======       ======
  Mcf of natural gas:              LA Basin               4.6          4.4           4.5          4.5
                                   Other                  1.7          4.3           3.1          5.3
                                                       ------       ------       -------       ------
                                   Total                  6.3          8.7           7.6          9.8
                                                       ======       ======       =======       ======
  Barrels of oil equivalent
    ("BOE"):                       LA Basin               8.7          8.1           8.4          8.1
                                   S. Florida             3.1          3.3           3.4          2.7
                                   Illinois Basin(a)      2.4          0.0           0.6          0.0
                                   Other                  0.5          1.2           0.9          1.3
                                                       ------       ------       -------       ------
                                   Total                 14.7         12.6          13.3         12.1
                                                       ======       ======       =======       ======
Total Period Volumes
  Barrels of oil:                  LA Basin               728          678         2,780        2,673
                                   S. Florida             286          305         1,255          976
                                   Illinois Basin(a)      224            0           224            0
                                   Other                   14           38           117          186
                                                       ------       ------       -------       ------
                                   Total                1,252        1,021         4,376        3,835
                                                       ======       ======       =======       ======
  Mcf of natural gas:              LA Basin               419          405         1,653        1,653
                                   Other                  163          399         1,125        1,916
                                                       ------       ------       -------       ------
                                   Total                  582          804         2,778        3,569
                                                       ======       ======       =======       ======
  Barrels of oil equivalent:       LA Basin               798          745         3,056        2,948
                                   S. Florida             286          305         1,255          976
                                   Illinois Basin(a)      224            0           224            0
                                   Other                   41          105           304          506
                                                       ------       ------       -------       ------
                                   Total                1,349        1,155         4,839        4,430
                                                       ======       ======       =======       ======
Average sales price per barrel of oil                  $14.27       $13.43       $ 13.99       $13.65
Average sales price per mcf of natural gas               1.03         1.27          1.02         1.37

Average sales price per BOE                            $13.69       $12.76       $ 13.24       $12.92
Production Expenses per BOE                              6.74         5.67          6.25         6.15
                                                       ------       ------       -------       ------
Gross margin per BOE                                     6.95         7.09          6.99         6.77
Upstream General and Administrative Expenses
 per BOE                                                 0.82         0.80          0.99         1.04
                                                       ------       ------       -------       ------
Gross profit per BOE                                   $ 6.13       $ 6.29       $  6.00       $ 5.73
                                                       ======       ======       =======       ======

(a) Illinois Basin properties acquired effective November 1, 1995.

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